SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012-348-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce B. Purdy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,581,369

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,581,369

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,822 (See Item 6, page 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.31%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Albany International Corp
	(b)	Address of Issuer's Principal Executive Offices 1373 Broadway, Albany, New York

Item 2.
	(a)	Name of Person Filing Bruce B. Purdy
	(b)	Address of Principal Business Office or, if none, Residence PO Box 7818 Incline Village, Nevada 89452-7818
	(c)	Citizenship United States citizen
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 012 348 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Inapplicable.
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,712,822
(b) Percent of class: 6.31%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote 1,581,369
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of 1,581,369

Item 5.	Ownership of Five Percent or Less of a Class
Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Of the aggregate number of shares of Class A Common Stock reported as beneficially owned by the reporting person, 1,581,369 shares are owned by trusts as to which the reporting person shares voting and dispositive power with other trustees.  Of this total, 180,000 shares are currently held by Meadowbrook Equity Fund III LLC.  The trustees have the right to reacquire such shares under certain circumstances.

In addition, of the aggregate number of shares reported as beneficially owned by the reporting person, 131,453 shares are owned by trusts as to which the reporting person has no voting or dispositive power but as to which the reporting person's spouse has such power as one of the trustees.

Wells Fargo Bank Nevada, N.A. is a trustee of trusts holding an aggregate of 996,326 of the shares reported as beneficially owned by the reporting person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable.

Item 8.	Identification and Classification of Members of the Group
Inapplicable.

Item 9.	Notice of Dissolution of Group
Inapplicable.

Item 10.	Certification
Inapplicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
/s/ Bruce B. Purdy
Signature
Bruce B. Purdy
Name/Title